UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 389th MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 07th, 2019

1.          DATE, TIME AND PLACE: At 9:00 a.m., on November 07th, 2019 in the headquarters of the CPFL Energia S.A. (“Company”), located at  Jorge de Figueiredo Correa Street, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397, in the City of Campinas, State of São Paulo.

2.          CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.          ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.          PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.          MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and with the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To recommend, in terms of Resolution N. 2019309-C, the favorable vote to its representatives on the deliberative bodies of its controlled companies regarding the participation of the Distribution Companies of the CPFL Group (DisCos) in the existing energy auctions "A-1"and "A-2", which will be held on December 6th, 2019, as well as the approval of the maximum amounts of energy to be declared to the Ministry of Mines and Energy (“MME”) in compliance with the legislation that obliges DisCos to guarantee the supply of energy for 100% (one hundred percent) of their consumer market, in the quantities described below:

(a) For Companhia Paulista de Força e Luz (“CPFL Paulista”): 0 (zero) MWa in the "A-1" Auction and 0 (zero) MWa in the “A-2” Auction;

(b) For Companhia Piratininga de Força e Luz (“CPFL Piratininga”): 0 (zero) MWa in the "A-1" Auction and 0 (zero) MWa in the “A-2” Auction;

(c) For Companhia Jaguari de Energia (“CPFL Santa Cruz”): 0 (zero) MWa in the "A-1" Auction and 0 (zero) MWa in the “A-2” Auction; and

(d) For RGE Sul Distribuidora de Energia S.A. ("RGE"): 0 (zero) MWa in the "A-1" Auction and 0 (zero) MWa in the “A-2” Auction.

(iii) To recommend, in terms of Resolution N. 2019308-C, the favorable vote to its representatives on the deliberative bodies of its DisCos bellow mentioned, for

(a) the approval of the execution of amendments to the contracts of self-grounded pole executed by all the DisCos and the suppliers A and B.

(iv) To recommend, in terms of Resolution N. 2019306-C, the favorable vote to its representatives on the deliberative bodies of its controlled companies, for:

(a) the approval of the execution of new contracts for the acquisition of distribution transformers for CPFL DisCos and their respective concession areas, with the suppliers A and B.

For all acquisitions, taxes and expenses are included, with a term of 40 (forty) months, considered from the date of the contract execution, with June 2019 price basis, with quarterly readjustment limited to the percentage of variation of the parametric formula in the period.

(v) To recommend, in terms of Resolution N. 2019305-C, the favorable vote to its representatives at the Shareholders Meeting of CPFL Comercialização Brasil S.A. (“CPFL Brasil”) to approve the updating of the items A.1.iii. and A.2.iii of the Long Term Strategy which define the energy sales and acquisition prices approved by the Board of Executive Officer of CPFL Energia (Resolution N. 2019142-B) and deliberated at the 377th Board of Directors Meeting held on May 30th, 2019.

The following items were presented: (a) 2023 Risk Limit Breach Status; (b) Corporate Risk Map; (c) Amendment to BAESA’s and ENERCAN’s Shareholders’ Agreement; (d) Analysis of Quarterly Financial Information (ITR); (e) Monthly Results (September/2019); (f) Business Development Follow Up; (g) Monthly Health and Safety Report; and (h) Pipeline.

6. CLOSURE: With no business to be further discussed, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal implications, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, November 07th, 2019.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.